UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

July 9, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hawaiian Holdings, Inc.
File No. 001-31443 - CF#21659

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       Hawaiian Holdings, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 3, 2008.

       Based on representations by Hawaiian Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

              Exhibit 10.52   through February 28, 2018

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

              Rolaine S. Bancroft
              Special Counsel